Exhibit 99.1

Daqo Announces Departure of Chief Financial Officer

CHONGQING, China—Nov. 17, 2011—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its chief financial officer, Jimmy Lai, will leave the Company to pursue other professional interests at the end of November 2011. The Board of Directors is initiating a search for a successor. Our current financial controller, Mr. Shihua Su will act as acting chief financial officer until a successor is on board.

Mr. Jimmy Lai joined Daqo in September 2009 and has made important contribution for the Company’s growth and development, including completing the private fund raising in November 2009 and guiding the Company through its successful initial public offering in October 2010.

“Jimmy has made great contribution to the company in the past two years. We wish him the best with his future endeavors.” said Dr. Gongda Yao, Daqo’s chief executive officer, “ We have begun the process of identifying and recruiting qualified CFO candidate and will bring the individual on board as soon as we can.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Source: Daqo New Energy Corp.

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com